DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 March 20, 2006


Adelaja Heyliger                                      VIA FEDEX AND EDGAR
Division of Corporate Finance                         -------------------
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3728

RE:     Fleurs De Vie, Inc.
        Registration Statement on Form SB-2
        Filed January 18, 2006
        File No. 333-131084

Dear Ms. Heyliger:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated February 14, 2006, Fleurs De Vie, Inc. (the "Company," "we," "us") has the following responses:

GENERAL

1. PLEASE UPDATE YOUR DISCLOSURE THROUGHOUT THE FILING TO REFLECT YOUR RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005. WE NOTE, FOR EXAMPLE, THAT YOUR DISCLOSURE ON PAGE 7 OF YOUR ACCUMULATED DEFICIT IS AS OF SEPTEMBER 30, 2005.

     The Company has included updated audited financials for the year ended December 31, 2005 in our amended filing, as you have requested.

REGISTRATION STATEMENT COVER PAGE

2. PLEASE ADD AND CHECK THE RULE 415 BOX TO THE COVER PAGE OF THE REGISTRATION STATEMENT. REFER TO ITEM D.36 IN THE MAIN VOLUME OF OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, WHICH IS AVAILABLE ON OUR WEBSITE AT HTTP://WWW/SEC.GOV/INTERPS/TELEPHONE.SHTML.
     ------------------------------------------

     The Company has added a check box for Rule 415, pursuant to Item D.36 of the Manual of Publicly Available Telephone Interpretations in its amended filing.

FEE TABLE

3. AS THE SECURITIES ARE TO BE OFFERED AT A FIXED PRICE, AND ARE NOT BASED UPON FLUCTUATING MARKET PRICES, IT DOES NOT APPEAR APPROPRIATE TO CALCULATE THE REGISTRATION FEE BASED ON RULE 457(C). PLEASE REVISE ACCORDINGLY.

     The Company has removed the reference to Rule 457(c) in the Fee Table and has clarified that it has instead basing the fee on the guidance disclosed in Rule 457(a) of the Securities Act of 1933.

PROSPECTUS SUMMARY

4. PLEASE DISCLOSE HERE AND IN THE "DESCRIPTION OF BUSINESS" SECTION ON PAGE 15 YOUR BUSINESS ACTIVITIES, IF ANY, FROM YOUR INCEPTION UNTIL THE DATE OF INCORPORATION IN APRIL 2005.

     The Company has included in the second paragraph of "Prospectus Summary," a description of our business activities from our inception until our incorporation in April 2005.

5. PLEASE EXPAND THIS SECTION TO DISCLOSE THAT YOUR AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION AND THAT YOU HAVE ACCUMULATED DEFICITS SINCE INCEPTION. The Company has expanded its disclosure under the Prospectus Summary regarding the fact that its auditors have expressed a going concern opinion about the Company and that it has had accumulated deficits since inception.

RISK FACTORS
------------

WE HAVE FUTURE CAPITAL NEEDS AND WITHOUT RAISING ADEQUATE CAPITAL

6. PLEASE RECONCILE YOUR DISCLOSURE IN THIS SECTION REGARDING YOUR BELIEF THAT WITH CURRENTLY AVAILABLE RESOURCES YOU CAN CONTINUE OPERATIONS FOR THE NEXT 12 MONTHS WITH YOUR DISCLOSURE ON PAGE 15 THAT CURRENT RESOURCES WILL ONLY SUPPORT OPERATIONS FOR THE NEXT SIX TO NINE MONTHS.

     The Company has revised the amended Form SB-2 filing throughout to clarify that the Company's management believes that the Company can continue its operations for the next 12 months with its current resources.

WE  HAVE  LIMITED  OPERATING  HISTORY

7. PLEASE EXPAND YOUR DISCLOSURE IN THE "DESCRIPTION OF BUSINESS" SECTION OF THE PROSPECTUS TO DESCRIBE IN GREATER DETAIL THE "SPECULATIVE NATURE" OF
     THE  FLORAL  DESIGN  BUSINESS.

     The Company has expanded its disclosure in the "Description of Business" section of the prospectus to describe in greater detail the "speculative nature" of the floral design business, under the heading "our business is speculative in nature."

WE CURRENTLY DEPENDON ONLY A SMALL NUMBER OF MAJOR CUSTOMERS FOR REVENUES

8. PLEASE DISCLOSE THE PERCENTAGE OF YOUR REVENUES IN EACH OF THE TWO MOST RECENTLY COMPLETED FISCAL YEARS ACCOUNTED FOR BY THE MENTIONED ONE RECURRING CUSTOMER.

     The Company has added additional disclosure to clarify the percentage of revenues which were accounted for by the one recurring customer in each of the Company's two most recently completed fiscal years.

WE ARE HIGHLY DEPENDENT ON ALEX YOUNT AND HIS WIFE

9. IF YOUR PRESIDENT, CEO AND CFO IS "HAROLD" YOUNT, PLEASE REVISE THE REFERENCES TO "ALEX." ALSO EXPAND YOUR RISK FACTOR DISCLOSURE TO ADDRESS THE RISKS ASSOCIATED WITH THE FACT THAT HAROLD YOUNT CURRENTLY SPENDS ONLY EIGHT TO TEN HOURS PER WEEK AN YOUR COMPANY MATTERS. WE REFER YOU TO YOUR DISCLOSURE ON PAGE 18.

     The Company has clarified throughout the amended Form SB-2 that its CEO and CFO's name is "Harold" Yount and has also added expanded disclosure regarding the fact that Mr. Yount spends only eight to ten hours per week on Company matters.

WE FACE INTENSE COMPETITION FOR OUR SERVICES AND PRODUCTS

10. WE NOTE YOUR DISCLOSURE HERE OF POSSIBLE DOWNWARD PRESSURE ON THE PRICES YOU CHARGE. PLEASE DISCUSS THIS PRICING PRESSURE IN THE BUSINESS SECTION OF THE PROSPECTUS. ADDITIONALLY, TO THE EXTENT THAT YOU HAVE EXPERIENCED OR ANTICIPATE ANY SUCH DOWNWARD PRICING PRESSURE, PLEASE INCLUDE A DISCUSSION IN THE MD&A SECTION OF THE ACTUAL OR POTENTIAL EFFECTS OF SUCH PRICING TRENDS.

     The Company has added additional disclosure regarding the possible downward pressure it may face for the prices its charges under the heading "Competition" under "Description of Business." Additionally the Company has included a discussion in MD&A of the actual and/or potential effects of such pricing trends.

WE DO NOT CURRENTLY HAVE A PUBLIC MARKET FOR OUR SECURITIES

11. PLEASE INCLUDE A BRIEF DESCRIPTION OF THE "FACTORS THAT ARE UNRELATED OR DISPROPORTIONATE TO [YOUR] OPERATING PERFORMANCE" THAT MAY IMPACT YOUR STOCK PRICE. WE REFER YOU TO YOUR DISCLOSURE IN THE LAST PARAGRAPH UNDER THIS RISK FACTOR.

     The Company has included a description of the factors which it believes may impact its stock price which are unrelated or disproportionate to its operating performance in the last paragraph of the referenced risk factor.

FORWARD-LOOKING STATEMENTS

12. PLEASE REVISE YOUR DISCLOSURE TO ELIMINATE ALL REFERENCES TO THE CITED SAFE HARBOR, AS IT DOES NOT APPLY TO STATEMENTS MADE BY NON-REPORTING COMPANIES.

     The Company has revised the section entitled "Forward-Looking Statements" to remove all mention of the previously cited safe harbor and has instead included a general description of forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PLAN OF OPERATIONS

13. SIGNIFICANTLY EXPAND YOUR DISCLOSURE IN THIS SECTION TO DISCUSS IN NARRATIVE FORM AND IN GREATER DETAIL YOUR METHODS FOR ACHIEVING THE STATED OBJECTIVES. PROVIDE A BALANCED, EXECUTIVE-LEVEL DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL
     CONDITION AND OPERATING RESULTS. FOR EXAMPLE, DISCUSS MATERIAL BUSINESS OPPORTUNITIES, CHALLENGES AND RISKS, SUCH AS THOSE PRESENTED BY KNOWN MATERIAL TRENDS AND UNCERTAINTIES, ON WHICH THE COMPANY'S EXECUTIVES ARE MOST FOCUSED, AND THE ACTIONS THEY ARE TAKING IN RESPONSE TO THEM. FOR FURTHER GUIDANCE ON THE CONTENT AND PURPOSE OF THE "OVERVIEW," SEE
     INTERPRETIVE  RELEASE  NO.  33-3350  ON  OUR  WEBSITE.

     The Company has included expanded disclosure which provides greater detail of its methods for achieving its stated objectives under the section entitled "Plan of Operations" as you have requested.

RESULTS  OF  OPERATIONS

14. WE NOTE YOUR DISCLOSURE IN THE LAST PARAGRAPH ON PAGE 12 THAT YOU WERE ENGAGED TO PROVIDE SERVICES TO A SMALLER NUMBER OF LARGE EVENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AS COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2004. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS ANY KNOWN REASONS FOR THIS OCCURRENCE, TO THE EXTENT THAT THIS IS THE RESULT OF ANY KNOWN OR ANTICIPATED TRENDS, PLEASE PROVIDE APPROPRIATE DISCLOSURE.

     The Company has expanded its disclosure under "Results of Operations" to include any known reason for the changes in line items in its financials and the results of any known trends.

15. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS SHOULD PROVIDE DETAILS OF THE COMPANY'S FINANCIAL CONDITION, CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS. KEY VARIABLE AND OTHER QUALITATIVE AND QUANTITATIVE FACTORS WHICH ARE NECESSARY FOR AN UNDERSTANDING AND EVALUATION OF THE
     COMPANY SHOULD BE DISCUSSED. KNOWN TRENDS SHOULD ALSO BE DISCUSSED. THE CURRENT DISCLOSURES, WHICH ONLY STATE THE AMOUNTS INCLUDED IN THE FINANCIAL STATEMENTS, ARE NOT SUFFICIENT AND DO NOT SATISFY THE REQUIREMENTS OF ITEM 303(B) OF REGULATION S-B. PLEASE REVISE THIS SECTION TO PROVIDE A DETAILED

     DISCUSSION OF THE REASONS FOR EACH OF THE SIGNIFICANT VARIANCES IN REVENUE AND EXPENSE AMOUNTS EACH PERIOD. WHERE CHANGES IN FINANCIAL STATEMENT LINE ITEMS ARE THE RESULT OF MORE THAN ONE FACTOR AND/OR OFFSETTING FACTORS, THE IMPACT OF INDIVIDUALLY SIGNIFICANT FACTORS SHOULD BE QUANTIFIED TO THE EXTENT PRACTICABLE. SIGNIFICANT CHANGES IN BALANCE SHEET AMOUNTS SHOULD ALSO BE ADDRESSED. DISCUSS ANY TREND OR CHANGE OF A TREND AND ITS ACTUAL OR EXPECTED IMPACT ON YOUR FUTURE OPERATIONS.

     The Company has revised the discussion under "Management's Discussion and Analysis of Operations to provide a detailed discussion of the reasons for each of the significant variances in revenue and expense amounts for each period given.

16. IN THIS REGARD, PLEASE EXPLAIN FOR THE PERIODS PRESENTED WHY THE COMPANY EXPERIENCES SIGNIFICANT VARIANCES IN GROSS PROFIT AS A PERCENT OF SALES. FOR EXAMPLE, IT APPEARS THAT THE FOURTH QUARTER IN 2004 EXPERIENCED A NEGATIVE $(3,600) GROSS PROFIT/(LOSS) ON SALES OF $655. PLEASE EXPLAIN THESE VARIANCES IN YOUR RESPONSE TO THIS COMMENT AND CONSIDER THE NEED TO REVISE THIS SECTION OF THE FILING IN RESPONSE TO OUR CONCERNS-.

     The Company has revised the discussion under "Management's Discussion and Analysis of Operations to provide a detailed discussion of the reasons for each of the significant variances in revenue and expense amounts for each period given.

LIQUIDITY AND CAPITAL RESOURCES

17. PLEASE REVISE YOUR DISCLOSURE TO CLEARLY STATE THE COMPENSATION MR. LOEV RECEIVED FOR THE SERVICES RENDERED IN CONNECTION WITH YOUR FORMATION IN APRIL 2005 AND THE COMPENSATION HE RECEIVED IN CONNECTION WITH THE
     PREPARATION OF THIS REGISTRATION STATEMENT. CLARIFY WHETHER MR. LOEV RECEIVED THE $25,000 NOTE PAYABLE IN ADDITION TO THE 700,000 SHARES FOR
     SERVICES RENDERED IN CONNECTION WITH YOUR INCORPORATION, WE REFER YOU TO YOUR DISCLOSURE HERE AND ON PAGE 20.

     The Company has revised both the "Liquidity and Capital Resources" section of the amended registration statement as well as the "Certain Relationships and Related Transactions" section of the amended Registration Statement to clearly disclose the payments the Company has made to Mr. Loev to date, and that the 700,000 shares of restricted Common Stock and $25,000 Promissory Note were issued to Mr. Loev in consideration for legal services rendered to the Company in connection with its incorporation and in consideration for services to be rendered to the Company in connection with its private placement memorandum, Form SB-2 Registration Statement and amendments thereto.

PLANNED PURCHASE OF PLANT AND/OR EQUIPMENT

18. YOUR STATEMENT THAT YOU HAVE NO PLANS TO PURCHASE PLANT OR EQUIPMENT APPEARS TO CONTRADICT YOUR STATEMENT THAT YOU ANTICIPATE MAKING SUCH PURCHASES GIVEN THE NATURE OF YOUR BUSINESS. PLEASE CLARIFY.

     While the Company does have plans to purchase botanical plants in the future it does not have any plans to purchase major equipment and/or building facilities and its disclosure under this section has been revised accordingly.

                             DESCRIPTION OF BUSINESS
                             -----------------------

MARKETING AND SALES EFFORT

19. PLEASE PROVIDE US WITH A COPY OF THE FEATURE, PRESENTATION EXPECTED TO RUN IN THE FEBRUARY 2006 HILL COUNTRY VIEW NEWSPAPER. WE MAY HAVE FURTHER COMMENTS UPON OUR REVIEW.

     We have supplementally sent along with the FedEx version of this letter and the redlined copies of the Company's amended Form SB-2, a copy of the Company's feature, which ran in the Thursday, February 23, 2006 edition of the Hill Country View newspaper.

MARKET NEED

20. WE REFER YOU TO YOUR DISCLOSURE OF THE ESTIMATE OF THE SIZE OF THE RETAIL SEGMENT OF THE FLORAL INDUSTRY. PLEASE EITHER REMOVE THE ESTIMATE OR
     EXPLAIN IN GREATER DETAIL HOW THIS OVERALL INDUSTRY SEGMENT ESTIMATE IS RELEVANT TO YOUR IMMEDIATE BUSINESS, TARGET MARKET AND FORESEEABLE EXPANSION PLANS.

     The Company has removed this language as you have requested.

COMPETITION

21. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS IN GREATER DETAIL YOUR PLANS FOR COMPETING WITH MORE ESTABLISHED COMPETITORS, YOUR COMPETITIVE POSITION IN YOUR INDUSTRY AND THE PRIMARY MEANS OF COMPETITION (I.E., PRICING, SERVICES). ALSO DEFINE THE GEOGRAPHIC AREA DESCRIBED AS THE "IMMEDIATE VICINITY." IF YOUR TARGET MARKET IS LIMITED TO THE IMMEDIATE VICINITY, ADD APPROPRIATE RISK FACTOR DISCLOSURE TO ADDRESSES THE RISKS ASSOCIATED WITH TARGETING A VERY LIMITED GEOGRAPHIC AREA.

     The Company has added additional disclosure regarding its plans for competing with more established competitors and has revised its disclosure under the heading "Competition" to clarify that it plans to compete with large national floral companies as well as regional ones. As such, the Company does not believe that there are risks associated with targeting a very limited geographic area.

RECENT EVENTS

22. PLEASE DISCLOSE THE PRICE FROM WHICH THE 20% DISCOUNT IS DETERMINED AND FILE THE AGREEMENT WITH LOEV CORPORATE FILINGS AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

     The Company has disclosed that the prices from which the 20% discount is determined is based on the prices in effect on Loev Corporate Filings webpage, www.ASAPEdgar.com, and has filed the agreement with Loev Corporate
             ------------------
     Filings  as  an  exhibit  to  the  Form  SB-2.

DIRECTORS  AND  EXECUTIVE  OFFICERS

EXECUTIVE  COMPENSATION

23. WE NOTE YOUR DISCLOSURE IN FOOTNOTE 1 TO THE COMPENSATION TABLE THAT MR. YOUNT WILL NOT RECEIVE A SALARY UNTIL YOU OBTAIN AT LEAST $150,000 IN ANNUAL REVENUES. IF YOU HAVE ENTERED INTO AN EMPLOYMENT CONTRACT WITH MR. YOUNT, PLEASE FILE THE CONTRACT AN EXHIBIT TO THE REGISTRATION STATEMENT.

     The Company has added disclosure regarding the fact that it has not entered into any employment agreement with Mr. Yount.

24.  PLEASE  INCLUDE  THE  REFERENCED  FOOTNOTE  2 TO THE EXECUTIVE COMPENSATION
     TABLE.

     The Company has included the reference to Footnote 2 in the amended Form SB-2 filing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

25. PLEASE INCLUDE A DESCRIPTION OF THE CONSULTING SERVICES PROVIDED BY MR. BIRMINGHAM AND FILE THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

     The Company has included a description of the consulting services provided by Mr. Birmingham as you have requested. Mr. Birmingham does not have a consulting agreement with the Company.

26. PLEASE EXPLAIN WHY 57,500 SHARES WERE RESCINDED AND THEN REISSUED TO MR. BIRMINGHAM.

     The  57,500  shares  where  not  rescinded  and  then  reissued  to  Mr.
     Birmingham, but instead, 342,500 of the 400,000 shares he held were rescinded and he was returned the balance representing 57,500 shares. The Company has amended its disclosure in this section to clarify this as follows:

          "In April 2005, Mr. Birmingham was issued 400,000 shares of our stock in anticipation of his commitment to aid our company and provide us guidance on general business consulting matters connected with our formation, operations and plans for future expansion, as Mr.
          Birmingham has knowledge of publicly traded companies and the challenges faces such companies. However, in June 2005 Mr. Birmingham informed us that the scope and amount of consulting services he would be able to provide to us would be limited as a result of the fact that he could no longer make the time commitment to the Company which he had originally anticipated, and as a result of such change, he agreed to cancel 342,500 of the shares of common stock which he was originally issued, and to retain 57,500 shares of our Common Stock in consideration for the previous consulting work he had performed for us."

SHARES AVAILABLE FOR FUTURE SALE

27. AS YOU ARE REGISTERING FOR RESALE THE 50,000 SHARES HELD BY LOEV CORPORATE FILINGS, IT IS UNCLEAR WHY THE VOLUME LIMITATIONS OF RULE 144 WOULD BE APPLICABLE. PLEASE REVISE YOUR DISCLOSURE HERE AND THROUGHOUT THE FILING TO

     DESCRIBE THE SPECIFIC CIRCUMSTANCES UNDER WHICH LOEV CORPORATE FILINGS WOULD NEED TO COMPLY WITH THE VOLUME LIMITATIONS OF RULE 144.

     The Company has removed the registration of the 50,000 shares held by Loev Corporate Filings from the Registration Statement and has revised the discussion under selling shareholders and shares available for future sale accordingly.

PLAN OF DISTRIBUTION- AND SELLING STOCKHOLDERS

28. PLEASE INCLUDE A DESCRIPTION OF THE SERVICES PROVIDED BY GWEN CARDEN, LISA RHOADES AND CYNTHIA DAVIS.

     The Company has added additional disclosure regarding the services performed by Gwen Carden, Lisa Rhoades and Cynthia Davis in the footnotes of the selling shareholders table as follows:

          "(1) Gwen Carden is the sister of our President, Harold A. Yount, Jr. Gwen Carden is a free-lance writer and marketing consultant based out of Palm City, Florida. She has provided advice and guidance regarding marketing, advertising and promotion of the Company's business through both print media and internet web design.

          (2)  Ms.  Cynthia  Davis  and  Ms.  Lisa Rhoades are sisters of Brenda
          P. Yount, our Vice President. Lisa Rhoades and Cynthia Davis are the owners RockeFlowers, a subsidiary of Rockefeller Hall in Houston, Texas. They have assisted the Company in strategic planning issues, design ideas and on a limited basis, flower arrangement production."

29. PLEASE IDENTIFY THE NATURAL PERSONS THAT BENEFICIALLY OWN THE SECURITIES HELD BY THE ENTITIES LISTED IN THE TABLE.

     The Company has identified the natural persons who beneficially own the securities held by the entities listed in the selling shareholders table.

30. PLEASE DISCLOSE YOUR MATERIAL RELATIONSHIPS WITH EACH OF THE SELLING SHAREHOLDERS DURING THE PAST THREE YEARS.

     The Company has disclosed that other than the shareholders who are footnoted in the list of selling shareholders, no shareholder has had a material relationship with the Company during the past three years.

INTERESTS OF NAMED EXPERTS AND COUNSEL

31. PLEASE CLEARLY STATE THE NUMBER OF SHARES BEING REGISTERED ON BEHALF OF THE LAW FIRM AND/OR ITS AFFILIATES IN THIS REGISTRATION STATEMENT.

     The Company has revised the amended Registration Statement to clarify the shares of common stock which are beneficially owned by David M. Loev,

     Attorney at Law and affiliates and have revised the amended Registration Statement to not include any shares for registration held directly or indirectly by Mr. Loev.

LEGAL  MATTERS

32.  WE NOTE THAT MR. LOEV BENEFICIALLY OWNS 750,000 SHARES OF YOUR COMMON STOCK
     - 50,000 OF WHICH ARE BEING REGISTERED FOR RESALE BY LOEV CORPORATE FILINGS, INC. WE ALSO NOTE THAT YOU ISSUED A $25,000 NOTE TO HIM IN CONSIDERATION FOR LEGAL SERVICES IN CONNECTION WITH THE FILING OF THIS REGISTRATION STATEMENT. IN LIGHT OF THE ABOVE, PLEASE REVISE TO PROVIDE A RISK FACTOR THAT PROMINENTLY DISCLOSES THESE INTERESTS AND THE EFFECTS THEY MAY HAVE ON MR. LOEV'S ABILITY TO PERFORM HIS VARIOUS DUTIES AS OUTSIDE SECURITIES COUNSEL (E.G. DUE DILIGENCE) IN CONNECTION WITH THIS OFFERING, OR TELL US WHY YOU BELIEVE NO FURTHER DISCLOSURE IS REQUIRED.

     As an attorney licensed by the State Bar of Texas, Mr. Loev has sworn under oath to i) support the constitutions of the United States and Texas; to ii) honestly demean himself in the practice of law; and iii) to discharge his duty to his client to the best of his ability. Additionally, as a Texas licensed attorney, Mr. Loev is required to follow the guidance of the "Texas Disciplinary Rules of Professional Conduct," which state among other things that an attorney shall "act with competence, commitment and dedication to the interest of the client and with zeal in advocacy upon the clients behalf."

     As a result of Mr. Loev's oath taken as a Texas attorney; the guidance provided by the Texas Disciplinary Rules of Professional Conduct" and general ethical considerations, Mr. Loev does not believe that his ownership of the Company and note payable, which were issued to him in consideration for legal services rendered and to be rendered on behalf of the Company, has any affect on his duty as a licensed attorney to represent the Company to the best of his ability, nor that these items will have any affect on his ability to perform his various duties as outside securities counsel to the Company in connection with this offering.

CONTROLS  AND  PROCEDURES

33. IT DOES NOT APPEAR APPROPRIATE TO INCLUDE DISCLOSURE CONTROLS AND PROCEDURE DISCLOSURE IN THIS REGISTRATION STATEMENT. IF YOU ELECT TO KEEP THIS LANGUAGE, PLEASE DESCRIBE IN. GREATER DETAIL THE MEASURES TAKEN TO EVALUATE EFFECTIVENESS, PARTICULARLY IN LIGHT OF YOUR RISK FACTOR DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 9 REGARDING YOUR ABILITY TO MAINTAIN ADEQUATE CONTROLS AND PROCEDURES.

     We have deleted the "Controls and Procedures" section of the amended Form SB-2.

FINANCIAL  STATEMENTS

34. PLEASE UPDATE THE FINANCIAL STATEMENTS WHEN REQUIRED BY ITEM 3L0(G) OF REGULATION S-B.

     We have included audited financial statements for the period ended December 31, 2005 in our amended Form SB-2 filing as required by Item 310(g) of Regulation S-B.

STATEMENTS-OF OPERATIONS

35. WE NOTE THE COMPANY INCORPORATED ON APRIL 15, 2005 AND THEREBY CHANGED YOUR OWNERSHIP STRUCTURE FROM A PROPRIETORSHIP TO A CORPORATION. WHEN AN ISSUER WAS FORMERLY A TAX EXEMPT ENTERPRISE, PRO FORMA TAX AND EARNINGS PER SHARE

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     DATA  (CALCULATED  BASED ON THE NUMBER SHARES ISSUED TO THE ORIGINAL OWNERS
     ON THE DATE OF INCORPORATION AND ASSUMING THOSE SHARES WERE OUTSTANDING FOR ALL PRIOR PERIODS) SHOULD BE PRESENTED ON THE FACE OF HISTORICAL STATEMENTS FOR THE PERIODS IDENTIFIED BELOW:

     - IF NECESSARY ADJUSTMENTS INCLUDE MORE THAN ADJUSTMENTS FOR TAXES, LIMIT PRO FORMA PRESENTATION TO LATEST YEAR AND INTERIM PERIOD.

     - IF NECESSARY ADJUSTMENTS INCLUDE ONLY TAXES, PRO FORMA PRESENTATION FOR A11 PERIODS PRESENTED IS ENCOURAGED, BUT NOT REQUIRED.

     IN FILINGS FOR PERIODS SUBSEQUENT TO BECOMING TAXABLE, PRO FORMA PRESENTATIONS REFLECTING TAX EXPENSE FOR EARLIER COMPARABLE PERIODS SHOULD CONTINUE TO BE PRESENTED FOR PERIODS PRIOR TO BECOMING TAXABLE AND FOR THE PERIOD OF CHANGE IF YOU ELECTED TO PRESENT PRO FORMA INFORMATION FOR ALL PERIODS PURSUANT TO THE GUIDANCE ABOVE. SUCH PRO FORMA PRESENTATIONS SHOULD CONTINUE TO CALCULATE THE PRO FORMA TAX EXPENSE BASED ON STATUTORY RATES IN EFFECT FOR THE EARLIER PERIOD. ALSO, PLEASE DISCLOSE A PRO FORMA EQUITY SECTION OF YOUR BALANCE SHEET AT DECEMBER 31, 2004 (EITHER AN THE FACE OF THE FINANCIAL STATEMENTS OR THE NOTES THERETO) THAT GIVES EFFECT TO THE CHANGES IN YOUR CAPITAL STRUCTURE THAT OCCURRED AS A RESULT OF INCORPORATING IN APRIL 2005.

     The Company has included Pro Forma information relating to the tax expense for earlier comparable periods prior to becoming taxable in the financial statements contained in the Company's updated financial statements presented in the Form SB-2A.

STATEMENTS OF STOCKHOLDERS' EQUITY

36. PLEASE PROVIDE US WITH A ROLL-FORWARD OF STOCKHOLDERS' EQUITY THROUGH SEPTEMBER 30, 2005. EXPLAIN THE REASON FOR CHANGES IN EACH COMPONENT OF EQUITY DURING THE 2005 INTERIM PERIOD, REVISE YOUR FILING AS NECESSARY BASED AN OUR CONCERNS.

     A "Statement of Changes in Stockholders'' Equity" has been included in the Company's December 31, 2005, year end financial statements, as you have requested.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
GOING CONCERN

37. PLEASE REVISE YOUR NOTE TO DISCLOSE A VIABLE PLAN OF OPERATIONS. ALSO, YOUR FOOTNOTE SHOULD REFER TO THE AUDITOR'S REPORT GOING CONCERN QUALIFICATION. REFER TO THE GUIDANCE IN SECTION 607.02 OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES. NOTE THIS COMMENT ALSO APPLIES TO YOUR INTERIM
     FINANCIAL  STATEMENT  DISCLOSURES  AS  WELL.

     A viable plan of operations has been included in Note 2 to the audited financial statements of the Company for the years ended December 31, 2005 and 2004.

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SUBSEQUENT EVENTS

38. PLEASE REVISE THE NOTES TO THE FINANCIAL STATEMENTS TO DISCLOSE HOW YOU ACCOUNT FOR THE ISSUANCE OF EQUITY INSTRUMENTS TO NON-EMPLOYEES. ALSO, PLEASE PROVIDE THE METHOD AND ASSUMPTIONS USED TO VALUE ALL STOCK ISSUED. NOTE THIS COMMENT ALSO APPLIES TO YOUR INTERIM FINANCIAL STATEMENT DISCLOSURES.

     The Company ("FDV") has revised "Note 1 - Summary of Significant Accounting Policies" in its audited December 31, 2005 financial statements, contained in the amended Form SB-2 to state that Stock Compensation is accounted as follows:

     "Stock Compensation. FDV adopted the disclosure requirements of Financial Accounting Standard No. 123R, Accounting for Stock-Based Compensation. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures. Options or stock awards issued to non-employees and consultants are recorded at their fair value as determined in accordance with SFAS No. 123R and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", and recognized over the related vesting or service period. As of December 31, 2005, FDV has not issued any stock options or warrants."

                                     PART II
                                     -------

ITEM 27. EXHIBITS

39. PLEASE FILE AS EXHIBITS ALL OF THE AGREEMENTS RELATING TO THE MARCH 2005, APRIL 2005 AND DECEMBER 2005 PRIVATE OFFERINGS DESCRIBED UNDER THE CAPTION, "RECENT SALES OF UNREGISTERED SECURITIES."

     The Company has filed the Edgar Services Agreement entered into between Loev Corporate Filings, Inc. and the Company as an Exhibit 10.2 to the Form SB-2. There are no written agreements other than the Loev Corporate Filings, Inc. agreement relating to the March 2005, April 2005 and December 2005 private offerings.

ITEM 28. UNDERTAKINGS

40. PLEASE INCLUDE THE UNDERTAKING SET FORTH IN ITEM 512(A) OF REGULATION 5-B, AS REVISED BY RELEASE 33-8591.

     The Company has included the updated undertaking language as set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591 as you have requested.

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EXHIBIT 23.1

41.  PLEASE  INCLUDE  AN  UPDATED  ACCOUNTANT'S  CONSENT IN ANY AMENDED FILINGS.

     The Company has included an updated accountant's consent in connection with the amended Form SB-2 as requested.

                                             Yours very truly,

                                             /s/ JOHN S. GILLIES
                                             -------------------
                                             Associate,
                                             David M. Loev, Attorney at Law

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